26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 July 31, 2026 | 2Q26 Results Presentation Kyivstar Group Ltd. Digital Revenue Climbs 83.0%* Kyivstar Raises 2026 Revenue and EBITDA Outlook (* in USD terms)

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 2 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), Capex intensity, Capex excl. licenses and ROU, Gross debt, Net cash, excluding leases and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s financial outlook for 2026, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 +19.3% USD revenue growth 3 DELIVERING ACROSS ALL KEY PRIORITIES Sustaining robust growth momentum across telecom and digital Delivering resilient margins and strong free cash flow conversion Revising up 2026 outlook to reflect the strong momentum Delivering Strong Growth Broadening Uklon into commerce, multimodal mobility and autonomous testing Robust profitability: Telecommunications & infrastructure EBITDA margin * 59.1%, digital 42.0% Transforming into a connectivity-anchored digital ecosystem Transforming Digital Services +83.0% USD digital rev. growth Advancing subscriber engagement by driving cross sell and multiplay adoption Progressing ecosystem synergies across healthcare, mobility, and delivery) Scaling B2B digital enterprise offerings (Big Data, AI, AdTech) Driving New Revenue Streams +23.6% Multiplay customer growth Expanded Starlink connectivity with access to essential apps, over 6m D2C users now Advanced sovereign AI infrastructure initiatives, supported by VEON Acquired six solar plants, strengthening energy resilience and cost hedge Delivering on Strategic Priorities Technological Innovation +27.0% UAH revenue growth 21.7% of total revenue Note: We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 4 SUSTAINING STRONG GROWTH MOMENTUM INTO 2Q26 Revenue 339 +19.3% in USD +27.0% in UAH Telecommunications & infrastructure revenue 265 +8.8% in USD +15.8% in UAH Digital revenue 74 +83.0% in USD +94.7% in UAH EBITDA 188 +13.7% in USD; +21.1% in UAH Net profit 1 77 (5.7%) in USD +1.4% in UAH Earnings per share 1 0.33 (17.5%) in USD (9.2%) in UAH Capex 2 59 2Q capex intensity: 17.3% LTM capex intensity: 26.6% Equity FCF after leases & license 104 +32.2% in USD; +40.7% in UAH Note: All figures expressed in USD mn, except earnings per share. Comparisons are year-on-year. 1. Includes USD 21.2 mn non-cash KGL warrant loss; 2. All capex references exclude license and rights of use Digital 31 Cash position 364 Telco & Infra 157 42.0% margin59.1% margin

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 5 TELECOMMUNICATIONS: KEY METRICS Subscribers (mn) Churn rate (annualized, %) 22.4 22.5 22.4 22.0 21.8 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 (4.5) (3.6) (2.8)YoY, % ARPU (USD & UAH) 15.1 9.9 13.5 16.2 14.2 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 (4.6) (6.3) (4.1) 3.5 3.7 3.8 3.8 3.9 146 153 161 166 173 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 +20.6 +14.0 +18.2 +15.8 +13.0 +16.7 UAH USD YoY, % YoY, p.p. 1.2 1.2 1.2 1.3 1.3 34.0% 47.1% 50.1% 48.8% 49.2% Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 (0.7) +1.0 +4.2YoY, % (3.0) 0.5 +18.4 +14.1 +11.6 Broadband customers, mn (and % of fixed subs who also use Kyivstar TV) (2.8) (0.9) +18.3 +11.2 +10.6

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 6 LEVERAGING MULTIPLAY TO DRIVE CUSTOMER ENGAGEMENT Multiplay vs mobile-only ARPU (USD) YoY, % Multiplay customers growing (mn) Multiplay as % of total base 31.7 39.9 Q2'25 Q2'26 +7.2 6.5 8.1 Q2'25 Q2'26 Multiplay drives higher ARPU, lower churn Steady progress in multiplay engagement Multiplay is core to our Digital Operator strategy YoY, p.p. 5.0 5.8 3.5 3.9 Q2'25 Q2'26 Multiplay ARPU Mobile ARPU 3.8x +23.7 +23.6 +8.2

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 POWERING STRONG TRACTION ACROSS ALL DIGITAL VERTICALS 7 903 1,027 1,417 1,426 1,448 605 624 682 715 746 91 140 351 453 614 234 342 73 75 95 93 105 14.2% 15.1% 18.9% 20.9% 21.7% Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 % of total revenue 2,545 3,256 1,672 1,866 UAH, mn +94.7%Revenue growth, YoY EBITDA, UAH mn EBITDA margin 1,369 42.0%43.8% 733 2,9215.2 3.6 5.0 6.3 Digital customers (active during quarter, mn) 29.3 Uklon Kyivstar TV Helsi My Kyivstar Tabletki 9.2 Helsi Tabletki Kyivstar TV Digital Enterprise Uklon Total

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 8 UKLON: EVOLVING INTO A ONE-STOP MOBILITY PLATFORM Leading ride-hailing platform in Ukraine Scaling operations & footprint in Uzbekistan Diversified into commerce, EV scooters, exploring autonomous testing 32.8 mn USD 1,448 mn UAH Total revenue EBITDA 2Q26 5.2 mn Digital customers 43.0 mn Rides booked +4.5% YoY 1.4 mn Deliveries completed +25.9% YoY +8.2% YoY 12.5 mn USD 554 mn UAH

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 9 HELSI: FOCUSED ON GROWING THE PAYING CUSTOMER BASE The largest digital healthcare platform in Ukraine Active doctors and specialists 2.4 mn Appointments made by patients 1.8k Active healthcare institutions +13.1% YoY +12.0% YoY 3.2% YoY 109k+ Premium subscriptions +367.9% 5.0 mn Digital customers +0.7% YoY 2.4 mn USD 105 mn UAH Total revenue +35.9% YoY +44.6% YoY 2Q26 43k+

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 10 TABLETKI: STRONG QUARTER, PROGRESSING ECOSYSTEM TIES 7.8 mn USD 342 mn UAH Total revenue 6.2 mn USD 274 mn UAH EBITDA 2Q26 Leading marketplace for online booking of medicine and other healthcare products Consolidated effective February 2026 6.3 mn Digital customers 376 mn USD Gross merchandise value N/A 15.0 mn Average monthly bookings N/A N/A

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 11 KYIVSTAR TV: STEADY UPWARD CUSTOMER ENGAGEMENT Largest media streaming service in Ukraine 3.6 mn Digital customers 931 mn Number of sessions +34.2% YoY +47.7% YoY 13.9 mn USD 614 mn UAH Total revenue1 +535% YoY +576% YoY 1. Gross (versus net) revenue recognition effective September 2025 onward. 2Q26

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 12 DIGITAL ENTERPRISE : BUILDING MOMENTUM Digital Enterprise revenue (UAH, mn) Active contracts (‘000) 2Q26 Total revenue 16.9 mn USD 746 mn UAH Growth (USD) 606 B2B clients provided with cloud services 4,100+ Registered clientsIn-house solutions, consulting + Resale of partner products 409 400 431 420 394 123 141 165 192 243 67 75 76 93 103 7 7 9 10 6 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 Other Cloud Big Data ID Management 715681 623606 1.8 2.0 2.1 2.2 2.4 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 +29.4% YoY +15.8% YoY 746

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 Sustain mobile market leadership GROWTH STRATEGY AND PRIORITIES: LASER FOCUS Telecommunications & Infrastructure Leverage our loyal customer base to develop and launch digital products Digital Maintain paying subscriber base and grow share of multiplay customers Grow digital offerings organically and through adjacent acquisitions while focusing on increasing multiplay penetration Consistent ARPU growth through value-driven and technological enhancements (e.g. Direct to Cell) Target significant organic growth in digital revenue, complemented by acquisitions Fixed broadband market share growth via organic expansion and acquisitions Serve as a key player in restoring and developing Ukraine’s digital ecosystem 13

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 14 BUILDING A PROFITABLE ECOSYSTEM Increased ownership in Helsi from 69.99% to 97.99% Announced acquisition of 97% stake in Uklon Launched Starlink Direct to Cell Satellite Connectivity in Ukraine November March May November Announced acquisition of Tabletki.ua to further expand digital healthcare offering February Acquired valuable new spectrum in an auction to support mobile network capacity and coverage Announced acquisition of SUNVIN 11, owner of an operational solar plant with 12.9 MW capacity December 2024 2025 2026 Announced acquisition of Shtorm to expand fixed broadband market share May Announced Starlink reseller agreement to provide high-speed internet services to Ukrainian businesses and public institutions Announced acquisition of 6 solar power plants in Lviv region with 105 MW capacity to further diversify energy sources

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 6.9 7.1 7.2 7.5 8.3 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 15 2Q FINANCIALS: STRONG GROWTH; DISCIPLINED CASH CONVERSION Revenue (UAH, bn) 11.8 12.3 13.5 14.0 14.9 Q2'25 Q3'25 Q4'25 Q1'26 Q2'26 +27.0% CAPEX 2Q26: USD 59 mn / UAH 2.6 bn (capex intensity: 17.3%) LTM: USD 343 mn / UAH 14.6 bn (capex intensity: 26.6%) 339USD mn EBITDA (UAH, bn) Equity FCF after leases and license 2Q26: USD 104 mn / UAH 4.6 bn LTM: USD 243 mn / UAH 10.5 bn 321297284 +21.1% 188173172165323 171

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 Strong cash position despite acquisitions, and no external market debt 16 OPERATIONAL STRENGTH DRIVING BALANCE SHEET RESILIENCE USD mn UAH mn 30 Jun 2026 31 Mar 2026 30 Jun 2026 31 Mar 2026 Cash and cash equivalents 364 353 16,353 15,446 Gross debt, of which 488 487 21,905 21,318 Bonds and loans – principal 88 94 3,955 4,098 Lease liabilities – principal 400 393 17,951 17,219 Net debt 123 134 5,526 5,855 Net liquidity position, excl. leases 277 259 12,425 11,364

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RAISING 2026 OUTLOOK ON SUSTAINED GROWTH MOMENTUM 1. The outlook is subject to risks and uncertainties including, but not limited to, those discussed herein. Actual outcomes may differ materially from current expectations and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group’s outlook includes IFRS and non-IFRS financial measures, where reconciliation is impossible without unreasonable effort due to the inherent difficulty in forecasting certain items that are dependent on future events and circumstances beyond the Group’s control. Such items may be material. 2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar. 17 17% - 19% 11% - 14% 14% - 16% 18% - 21% 21% - 23% 7% - 10% 9% - 12% 14% - 17% 21% - 24% Total Revenue, YoY EBITDA, YoY Capex Intensity USD UAH 2026 Outlook

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 SAVE THE DATE Capital Markets Day 16 November 2026 New York City Further details will be shared in due course

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 19 Appendix

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RECONCILIATION OF FINANCIAL METRICS (1/4) 20 Profit for the period to EBITDA reconciliation (USD mn) 2Q26 2Q25 Profit for the period 77 82 Income taxes 20 21 Amortization 24 16 Depreciation 25 22 Depreciation of right of use asset (A) 15 13 Impairment 2 2 Foreign exchange (gain) / loss, net (5) (8) (Gain) / loss on disposal of non-current assets (5) 1 Other non-operating loss 20 3 Finance income (4) (4) Finance costs 3 4 Financial expense from lease liability (B) 16 14 EBITDA (C) 188 165 EBITDA after leases (adj. EBITDAaL) [C-(A+B)] 157 138

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RECONCILIATION OF FINANCIAL METRICS (2/4) 21 Uklon standalone profit for the period to EBITDA reconciliation (USD mn) 2Q26 2Q25 Profit for the period 10 5 Income taxes 1 1 Amortization 2 2 Depreciation 0.1 0.2 Net foreign exchange gain (1) 1 Finance income (0.4) (0.2) Finance costs - - EBITDA 12 9 Tabletki profit for the period to EBITDA reconciliation (USD mn) 2Q26 2Q25 Profit for the period 3.6 0.0 Income taxes - - Depreciation - - Amortization 2.8 - Finance income (0.2) - EBITDA 6.2 -

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RECONCILIATION OF FINANCIAL METRICS (3/4) 22 CAPEX reconciliation (USD mn) 2Q26 2Q25 Capex (excl. license and RoU) 59 83 Difference in timing b/w accrual and payment for capex (3) (36) Cash capex (excluding license payments) 56 47 Cash flow statement to EFCF reconciliation (USD mn) 2Q26 2Q25 YoY Change Net cash flow from operating activities 170 137 33 Proceeds from sales of non-current assets 1 - 1 Cash capex (excluding license payments) (56) (47) (9) Equity free cash flow (before leases and licenses) 115 90 25 Lease liabilities - principal (11) (10) (1) Licenses payments - (1) 1 Equity free cash flow (after leases and licenses) 104 79 25

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 DEFINITIONS 23 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as capex excluding licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets. Capex intensity is a ratio that is calculated as last-twelve-month (LTM) capex excluding licenses and ROU divided by LTM total revenue. Digital customers includes gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the annual report on Form 20-F filed by Kyivstar with the SEC on March 16, 2026, as may be amended or supplemented from time to time. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of non-current assets, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 2Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 2Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunications services and from infrastructure (“telecom and infrastructure revenue” or “Telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy and passive infrastructure assets, including solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities.

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 24 ir@kyivstargroup.com